SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                            (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                        ImmunoTherapeutics, Inc.
                             (Name of Issuer)

                 Common Stock, par value $.001 per share
                     (Title of Class of Securities)

                               452916 40 6
                              (CUSIP Number)

                         Aries Financial Services, Inc.
                         c/o Lindsay A. Rosenwald, M.D.
                                375 Park Avenue
                              New York, NY 10152
                                (212) 832-4379

                              with a copy to:

                           David R. Walner, Esq.
                      Aries Financial Services, Inc.
                             375 Park Avenue
                            New York, NY 10152
                             (212) 832-4340
         (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                             June 26, 1996
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:

        Check the following box if a fee is being paid with this
        Statement:

                                 SCHEDULE 13D


 CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Financial Services, Inc.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES              8                    SHARED VOTING POWER
      BENEFICIALLY                                9,000,000
        OWNED BY
          EACH               9                    SOLE DISPOSITIVE POWER
       REPORTING                                  None
         PERSON
          WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  9,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,000,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.7%

 14   TYPE OF REPORTING PERSON*
      CO


                                 SCHEDULE 13D


 CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES              8                    SHARED VOTING POWER
      BENEFICIALLY                                2,250,000
        OWNED BY
          EACH
        REPORTING            9                    SOLE DISPOSITIVE POWER
         PERSON                                   None
          WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  2,250,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,250,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   15.9%

 14   TYPE OF REPORTING PERSON*
      PN


                                 SCHEDULE 13D

 CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES
       BENEFICIALLY          8                    SHARED VOTING POWER
        OWNED BY                                  6,750,000
         EACH
        REPORTING            9                    SOLE DISPOSITIVE POWER
         PERSON                                   None
          WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  6,750,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,750,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      47.8%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)


                                 SCHEDULE 13D

      CUSIP NO. 452916 40 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dr. Lindsay A. Rosenwald

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                             7                    SOLE VOTING POWER
                                                  None
       NUMBER OF
         SHARES              8                    SHARED VOTING POWER
      BENEFICIALLY                                9,000,000
        OWNED BY
          EACH               9                    SOLE DISPOSITIVE POWER
       REPORTING                                  None
         PERSON
          WITH
                             10                   SHARED DISPOSITIVE POWER
                                                  9,000,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,000,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      63.8

 14   TYPE OF REPORTING PERSON*
      IN



Item 1.   Security and Issuer.

     (a)  Common Stock, $.001 par value ("Shares")

          ImmunoTherapeutics, Inc. (the "Issuer")
          3233 15th Street South
          Fargo, ND  58104
          (701) 232-9575

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Aries Financial Services, Inc. ("Aries Financial"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Dr. Lindsay A. Rosenwald (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Aries Financial's, Aries Domestic's and Dr. Rosenwald's business address is 375 Park Avenue, Suite 1501, New York, New York, 10152. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Aries Financial,(1) a Subchapter S corporation incorporated in Delaware. Aries Financial is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Aries Financial is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Dr. Rosenwald, Aries Financial, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As previously reported in the original statement on Schedule 13-D (the "Original Statement") filed by the Reporting Parties in connection with their initial acquisition of shares of the Issuer on June 13, 1996, Aries Domestic used its general funds to effect its initial purchase of 1,000,000 shares of the Issuer for an approximate purchase price of $100,000 from Dominion Resources, Inc., a Delaware corporation ("Dominion") and Aries Trust used its


           ___________________
          1 Please see attached Exhibit B indicating the executive officers and directors of Aries Financial and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

          2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

          3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


          general funds to effect it initial purchase of 3,000,000 shares of the Issuer for an approximate purchase price of $300,000 from Dominion. On June 26, 1996, Aries Domestic used its general funds to effect an additional purchase of 1,250,000 newly issued shares of the Issuer directly from the Issuer for an approximate purchase price of $250,000 and Aries Trust used its general funds to effect an additional purchase of 3,750,000 newly issued shares of the Issuer directly from the Issuer for an approximate purchase price of $750,000 from Dominion.

Item 4.   Purpose of Transaction.

          The Reporting Parties first acquired shares of Common Stock of the Issuer from Dominion Resources, Inc., a Delaware corporation and a stockholder of the Issuer, pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") dated June 13, 1996, a copy of which is attached as Exhibit E and the terms of which are incorporated herein by reference, as an investment in the Issuer. Amongst other things, the Stock Purchase Agreement entitles the Aries Trust and Aries Domestic to designate a representative to sit on the Issuer's Board of Directors and requires the consent of the Aries Trust and Aries Domestic for certain extraordinary corporate transactions. Mr. Steve Kanzer was appointed to the Issuer's Board of Directors as the Aries Trust and Aries Domestic Board designee. Mr. Kanzer is an employee of certain affiliates of the Reporting Persons.

          In addition, in connection with the purchase of such shares, Aries Domestic and the Aries Trust entered into a letter agreement with the Issuer to purchase from the Issuer an additional 5,000,000 shares of Common Stock of the Issuer (the "Additional Shares"). On June 26, 1996, Aries Domestic and the Aries Trust entered into a definitive stock purchase agreement (the "June 26 Agreement") with the Issuer, which such agreement superseded the letter agreement with the Issuer, pursuant to which the Reporting Parties acquired ownership of the Additional Shares. Pursuant to the June 26 Agreement, the Additional Shares were purchased in the amount of 3,750,000 shares by the Aries Trust and 1,250,000 shares by Aries Domestic. A copy of the June 26 Agreement relating to the purchase of the Additional Shares is attached as Exhibit G hereto and is incorporated by reference herein.

          In connection with the investment by the Aries Trust and Aries Domestic, the Issuer's Board of Directors redeemed the Shareholder Rights Plan dated September 23, 1994 by and between the Issuer and American Stock Transfer & Trust Company, as Rights Agent. In addition, pursuant to a letter agreement dated June 25, 1996 (the "Vosika Agreement") the Company and Dr. Gerald Vosika, the Issuer's Chairman and President, amended Dr. Vosika's prior employment agreement with the Issuer which such amendment permits the Issuer to hire a Chief Executive Officer without giving rise to any termination or severance payment rights under Dr. Vosika's prior employment or option agreements. The Vosika Agreement contains additional provisions including, amongst other things, a waiver by Dr. Vosika of any termination rights or severance payments as a result of the acquisition of shares of the Issuer by Aries Trust and Aries Domestic and elimination of certain change of control provisions from Dr. Vosika's prior employment and option agreements. A copy of the Vosika Agreement is attached as Exhibit H hereto and is incorporated by reference herein.

          Although the Reporting Parties have not formulated any definitive plans, they have had preliminary discussions with the Issuer's management and certain members of the Board concerning various proposals including the possible addition of certain persons to the Company's management team and the pursuit of potential strategic partners and additional technologies. Neither the Reporting Parties nor, to the Reporting Parties knowledge, the management of the Issuer, have determined whether such plans are feasible or whether the Company will in fact pursue such alternatives and it is not clear that such alternatives will be implemented. In addition the Reporting Parties, may from time to time acquire, or dispose of, Common Stock and/or other securities of the Issuer if and when they deems it appropriate. The Reporting Parties may formulate other purposes, plans or proposals relating to any of such securities of the Issuer to the extent deemed advisable in light of market conditions, investment policies and other factors.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of June 26, 1996, Dr. Rosenwald and Aries Financial, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 9,000,000 shares or 63.7% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
               Aries Domestic           2,250,000 Shares
               Aries Trust              6,750,000 Shares

          (b) Dr. Rosenwald and Aries Financial share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust.

          (c) As set forth in Item 4, and as previously reported in the Original Statement, the Aries Trust and Aries Domestic purchased 4,000,000 shares of the Issuer from Dominion on June 13, 1996 pursuant to the Stock Purchase Agreement. Other than as set forth herein the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Aries Financial is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Aries Financial receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Aries Financial. Pursuant to its rights under the Stock Purchase Agreement, the Aries Trust and Aries Domestic appointed Mr. Steve Kanzer to the Issuer's Board of Director as their designated Board representative. In consideration for his services as a Director, Mr. Kanzer was granted options to purchase 200,000 shares of the Issuer's Common Stock at a purchase price of $.20 per share. See also Item 4 and Exhibits E, F, G and H to this Schedule 13-D, all of which are hereby incorporated by reference.

          Except as indicated in this 13D and exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Aries Financial,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Aries Financial and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -    Stock Purchase Agreement dated as of June 13, 1996 by and
               among ImmunoTherapeutics, Inc., Dominion Resources Inc., the
               Aries Fund, a Series of the Aries Trust and The Aries Domestic
               Fund, L.P. (Incorporated by reference to Exhibit E of the Original Statement on Schedule 13D filed by the Reporting
               Parties)

Exhibit F -    Letter Agreement dated June 12, 1996 by and between
               ImmunoTherapeutics Inc., the Aries Fund, a Series of the Aries
               Trust and The Aries Domestic Fund, L.P. (Incorporated by reference to Exhibit F of the Original Statement on Schedule
               13D filed by the Reporting Parties)

Exhibit G -    Stock Purchase Agreement dated as of June 26, 1996 by and
               among ImmunoTherapeutics, Inc., the Aries Fund, a Series of the Aries Trust and The Aries Domestic Fund, L.P.

Exhibit H -    Letter Agreement dated June 25, 1996 by and between
               ImmunoTherapeutics Inc. and Dr. Gerald Vosika


                                  SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  ARIES FINANCIAL SERVICES, INC.

Dated:    July 7, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Aries Financial Services, Inc.
                                     General Partner

Dated:    July 7, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

                                  THE ARIES TRUST
                                  By Aries Financial Services, Inc.
                                     Investment Manager

Dated:    July 7, 1996
          New York, NY            By /s/ Dr. Lindsay Rosenwald
                                    Dr. Lindsay Rosenwald
                                    President

Dated:    July 7, 1996
          New York, NY           By  /s/ Dr. Lindsay Rosenwald
                                     Dr. Lindsay Rosenwald